Mail Stop 3561

      December 30, 2005


Via U.S. Mail

Montgomery F. Moran
President and Chief Operating Officer
Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, CO  80202

Re: 	Chipotle Mexican Grill, Inc.
	Amendment no. 2 to Registration Statement on Form S-1
	Filed December 23, 2005
	File No. 333-129221

Dear Mr. Moran,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Page references are to the marked copies you provided.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Explanatory Note

1. At your request, we have reconsidered prior comment 4 but restate the comment. The statutory prospectus should include plain, clear and balanced disclosure of facts upon which investors will make investment decisions. The materials developed to market your products are not appropriate for a statutory prospectus. Please remove the attached advertisements from the prospectus and revise disclosure where necessary to remove references to these ads. If you include a reference to an ipo website that contains the ads, the website should not be linked to the electronic version of the prospectus or otherwise incorporated into the prospectus. We understand that you intend to file these materials as a free writing prospectus apart from the statutory prospectus. Provided that the information in the free writing prospectus does not conflict with information in the statutory prospectus and you have included the required legend, we will have no comment on the content of your free writing prospectus.

Summary Consolidated Financial Data, page 7
Selected Consolidated Financial Data, page 29
Consolidated Balance Sheets and Statements of Operations

2. It appears that you have included the Series B convertible preferred shares, the Series C junior convertible preferred shares and the Series D junior convertible preferred shares in both your basic and diluted earnings per share disclosures for certain periods presented. Please tell us and explain in the notes to your financial statements why you believe this treatment is appropriate and in accordance with the guidance in SFAS No.128 and EITF 03-6. Your response should clearly explain why the two-class method discussed in
EITF 03-6 was not used in preparing your basic and diluted earnings per share computations.
3. Also, we note your response to our prior comment number 6 but continue to believe that presentation of historic earnings per share is not appropriate or meaningful to potential investors since the one for three reverse stock split will occur prior to the closing of your public offering. Accordingly, please revise your basic and diluted earnings per share for all periods presented to give retroactive effect to the one for three reverse stock split of your common shares that will occur in connection with your planned public offering. Refer to the guidance outlined in paragraph 54 of SFAS No.128 and SAB Topic
4:C. Your balance sheet, your disclosures regarding stock-based compensation and any other disclosure of share information in the registration statement, and including the notes to your financial statements, should be similarly revised to give effect to the reverse stock split.
4. Additionally, pro forma earnings per share for only the latest fiscal year and subsequent interim period presented should also be provided giving effect to the reclassification of the Company`s outstanding preferred shares into one-third of one share of Class B common stock in connection with the offering. Please revise to delete the "Adjusted earnings (loss) per common share information" included in your Summary and Selected Financial Data for all periods other than the latest fiscal year and subsequent interim period presented. This information should also be referred to as "pro forma" earnings per share, rather than as adjusted earnings (loss) per common share.

We may have further comment upon receipt of your response and our review of your revised disclosures.
Capitalization, page 27
5. Revise the introductory paragraph to your capitalization disclosures to explain the nature and terms of the transactions comprising the "Reclassification" transaction.

Other Factors Affecting Our Results
Equity Compensation Expenses, page 38
6. We note your response to our prior comment number 14 and the disclosures that have been added to page 38 of the registration statement in response to our prior comment. Please tell us and revise
MD&A to discuss the number and terms of the options that the Company expects to grant upon conversion of its stock appreciation rights in connection with the offering and disclose the amount of any expense that the Company expects to recognize in connection with the conversion.

Contractual Obligations, page 49
7. We note your response to our prior comment number 15 but continue to believe that additional disclosure should be provided in MD&A regarding the Services Agreement with McDonalds given the related party nature of this transaction. Accordingly, please revise MD&A to discuss the significant terms of the Services Agreement with McDonalds that is expected to become effective upon the closing of the offering.

Note 6. Stock Based Compensation, page F-17
8. We note your response to our prior comment number 13 and the disclosures that have been added to Note 6 in response to our prior comment. However, we do not agree with your conclusion that additional disclosures in MD&A are not required with respect to the related party contemporaneous valuation of the 460,000 shares of common stock granted to an officer during 2005. Although the estimated fair value of the shares issued, after consideration of the planned reverse stock split, will exceed your expected public offering price, we believe that because the valuation was prepared by management, the assumptions and methods used in determining this valuation should be discussed in
MD&A. Accordingly, please revise MD&A to include a discussion of the following matters:

* The significant factors, assumptions and methodologies used in determining fair value of the options and shares granted.
* Discuss each significant factor contributing to the difference between the fair value of the options and shares granted and the expected public offering price.
* The valuation alternative selected and the reasons management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
See paragraph 182 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Note 8. Related-Party Transactions, page F-19
9. Since your financial statements include expenses for certain services provided to the Company by your parent, McDonalds, which may not be representative of expenses the Company would have incurred on a stand-alone basis, please revise to disclose an estimate of what the
Company`s expenses for the services would have been on a stand alone basis for each period presented. Refer to the guidance outlined in SAB
Topic 1:B:1, Question 2.

Exhibit 5.1
10. Please refer to the fourth paragraph, beginning with the second sentence. It is inappropriate to include assumptions relating to the accuracy of readily ascertainable factual matters of each document as well as assumptions that necessary corporate actions will be taken.
Please delete these assumptions from your opinion.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine
Bancroft at (202) 551-3313 or me at (202) 551-3765 with any other questions.

      Regards,


      Pamela Long
      Assistant Director


cc:	Janet L. Fisher, Esq.
      Cleary Gottlieb Steen & Hamilton LLP
	via facsimile:  (212) 225-3999
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Montgomery F. Moran
Chipotle Mexican Grill, Inc.
December 30, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

         DIVISION OF
CORPORATION FINANCE